

SECURI1 **03011386** MISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL
RECEIVED
FEB 2 7 2003
WASH. D...ION

SEC FILE NUMBER
8 39420

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 15 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/02____ AND ENDING ____12/31/02____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bornhoft Group Securities Corp.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1660 Lincoln Street, Suite 100

(No. and Street)

Denver	Colorado	80264
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard E. Bornhoft   (303) 572-1000
                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer, Jeffries & Co.

(Name – *if individual, state last, first, middle name*)

4155 E. Jewell Avenue, Suite 307	Denver	Colorado	80222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Richard E. Bornhoft___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Bornhoft Group Securities Corp.___ , as of ___December 31___ , 20_02___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

___President___
Title

___Notary Public___   Expires 3-12-200L

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BORNHOFT GROUP SECURITIES CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2002

BORNHOFT GROUP SECURITIES CORPORATION

CONTENTS



SPICER, JEFFRIES & CO.

CERTIFIED PUBLIC ACCOUNTANTS

4155 E. JEWELL AVENUE

SUITE 307

DENVER, COLORADO 80222

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Bornhoft Group Securities Corporation

We have audited the accompanying statement of financial condition of Bornhoft Group Securities Corporation as of December 31, 2002, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bornhoft Group Securities Corporation as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying table of contents is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries & Co.

Denver, Colorado
January 27, 2003

BORNHOFT GROUP SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$	9 317
Prepaid expenses		10 136
Other assets		1 102
TOTAL ASSETS	$	**20 555**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:

Accounts payable	$	4

SHAREHOLDER'S EQUITY (Note 2):

Common stock, no par value; 1,000,000 shares authorized, issued and outstanding		6 000
Additional paid-in capital		138 936
Deficit		(124 385)
TOTAL SHAREHOLDER'S EQUITY		20 551
	$	20 555

The accompanying notes are an integral part of this statement.

BORNHOFT GROUP SECURITIES CORPORATION

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUE:

Concession and commission income	$	34 969
Other income		9 732
Total revenue		44 701

EXPENSES:

Regulatory fees and expenses	10 351
General and administrative	3 654
Consulting fees (Note 3)	28 003
Total expenses	42 008

NET INCOME	$	**2 693**

BORNHOFT GROUP SECURITIES CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-In Capital	Deficit
BALANCES, December 31, 2001	$ 6 000	$ 138 936	$ (127 078)
Net income	-	-	2 693
BALANCES, December 31, 2002	$ 6 000	$ 138 936	$ (124 385)

The accompanying notes are an integral part of this statement.

BORNHOFT GROUP SECURITIES CORPORATION

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002
INCREASE (DECREASE) IN CASH

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	2 693
Adjustments to reconcile net income to net cash provided by		
operating activities:		
Increase in prepaid expenses		(643)
Decrease in accounts payable		(38)
Net cash provided by operating activities		2 012
CASH FLOWS FROM INVESTING ACTIVITIES:		
Decrease in other assets		425
NET INCREASE IN CASH		2 437
CASH, at beginning of year		6 880
CASH, at end of year	$	9 317

NOTE 1 - *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Nature of Business

Bornhoft Group Securities Corporation ("the Company") is a Colorado corporation formed on February 11, 1988. The Company conducts business as a broker-dealer in securities. The Company's operations consist of marketing limited partnership interests in private commodity pool partnerships for which an entity affiliated with the Company, through common ownership, serves as the General Partner. In addition, the Company deals in mutual funds and insurance related products.

The Company records securities transactions and related revenue and expenses on a trade date basis.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by a reintroducing broker-dealer through its clearing broker on a fully disclosed basis. The Company's agreement with its reintroducing broker-dealer provides that its clearing broker will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its shareholder, has elected to be taxed under a section of the federal and state income tax laws, which provide that, in lieu of the corporation income taxes, the shareholder separately accounts for his pro rata share of the Company's items of income, deduction, losses and credits. Therefore, these statements do not include any provision (benefit) for corporation income taxes.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2002, the Company had net capital and net capital requirements of $9,313 and $5,000. The Company's net capital ratio (aggregate indebtedness to net capital) was 0 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The shareholder of the Company also owns a controlling interest in The Bornhoft Group Corporation (TBG) which provides office space and administrative personnel for the Company. The Company paid $28,003 in consulting fees to TBG during the year ended December 31, 2002.

NOTE 4 - FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET RISKS

In the normal course of business, the Company's clients activities ("clients") through its reintroducing clearing broker involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company's financial instruments, including cash, prepaid expenses, other assets and payables are carried at amounts that approximate fair value due to the short-term nature of those instruments.

SUPPLEMENTARY INFORMATION

BORNHOFT GROUP SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM
NET CAPITAL RULE 15c3-1
YEAR ENDED DECEMBER 31, 2002

CREDIT:

Shareholder's equity	$ 20 551

DEBITS:

Nonallowable assets:	
Prepaid expenses	10 136
Other assets	1 102
Total debits	11 238

NET CAPITAL 9 313

Minimum requirements of 6-2/3% of aggregate indebtedness of
$4 or $5,000, whichever is greater   5 000

        Excess net capital $ 4 313

AGGREGATE INDEBTEDNESS:

Accounts payable	$ 4

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   0 to 1

NOTE: There are no material differences in the above computation
of net capital with that included in the Company's corresponding
unaudited Form X-17A-5 Part II filing.



SPICER, JEFFRIES & CO.

CERTIFIED PUBLIC ACCOUNTANTS

4155 E. JEWELL AVENUE

SUITE 307

DENVER, COLORADO 80222

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Bornhoft Group Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedule of Bornhoft Group Securities Corporation for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Bornhoft Group Securities Corporation that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations or aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing organizations. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Bornhoft Group Securities Corporation to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

In addition, our review indicated that Bornhoft Group Securities Corporation was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2002, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc.. and other regulatory agencies with rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer, Jeffries & Co.

Denver Colorado
January 27, 2003

12